Item 77.H - Change in Control of Registrant


Obtaining Control of Credit Suisse Global Small Cap Advisor

As of October 31, 2007,First Union National Bank Custodian
FBO Various Retirement Plans ("Shareholder") did not own any shares of the Fund. As of April 30,2008, Shareholder owned 5,208.827 shares of the Fund,which represented 30.90% of the Fund. Accordingly,Shareholder may be presumed to be a controlling person of the Fund.